# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BUUU Group Ltd, CIK 0002047273
CUSIP: G1739L102
Title of class of securities: Class A ordinary shares, with no par value
Address of issuer's principal executive offices: Flat B, 16/F, Ford Glory Plaza, 37 Wing Hong Street, Cheung Sha Wan, Hong Kong (K3), 000000
Date of event which requires filing of this statement: 09/03/2025
Filed by CIK 0002098653
Persons authorized to receive notices and communications: c/o Wai Kwong POON, Flat B, 16/F, Ford Glory Plaza, 37 Wing Hong Street, Cheung Sha Wan, Hong Kong (K3), 000000, 852 3705 5244

## Reporting persons
- BUBI Services Ltd (CIK 0002098653): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 0; shared voting power 6,040,000; sole dispositive power 0; shared dispositive power 6,040,000; aggregate amount beneficially owned 6,040,000 (51.73% of the class)
  Comment: (1) BUBI Services Limited ("BUBI") is an investment holding company incorporated in the British Virgin Islands. It is owned 40% by Ms. Nana Chan, 40% by Mr. Wai Kwong Poon, and 20% by Perfect Wood Limited, a British Virgin Islands entity owned equally by Mr. Chao Yuan and Ms. Li Pan. The board of directors of BUBI consists solely of Ms. Chan and Mr. Poon, and actions of BUBI require the approval of both directors.
  
  BUBI beneficially owns 6,040,000 Class A ordinary shares with no par value (the "Class A Ordinary Shares") of BUUU Group Limited (the "Issuer").
  
  (2) Based on 11,675,000 Class A Ordinary Shares of the Issuer issued and outstanding as of the date of this Schedule 13D, as represented by the Issuer.
- Nana CHAN (CIK 0002097416): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF); sole voting power 0; shared voting power 6,040,000; sole dispositive power 0; shared dispositive power 6,040,000; aggregate amount beneficially owned 6,040,000 (51.73% of the class)
  Comment: (1) Ms. Chan is a 40% shareholder and one of the two directors of BUBI, an investment holding company incorporated in the British Virgin Islands. The other director of BUBI is Mr. Wai Kwong Poon, and the actions of BUBI require the approval of both directors. BUBI beneficially owns an aggregate of 6,040,000 Class A Ordinary Shares. Because actions of BUBI require the joint approval of both directors, Ms. Chan may be deemed to share voting and dispositive power with respect to all securities held by BUBI.
  
  (2) The foregoing ownership percentage is based on 11,675,000 Class A Ordinary Shares of the Issuer issued and outstanding as of the date of this Schedule 13D, as represented by the Issuer.
- Wai Kwong POON (CIK 0002099403): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF); sole voting power 0; shared voting power 6,040,000; sole dispositive power 0; shared dispositive power 6,040,000; aggregate amount beneficially owned 6,040,000 (51.73% of the class)
  Comment: (1) Mr. Poon is a 40% shareholder and one of the two directors of BUBI, an investment holding company incorporated in the British Virgin Islands. The other director of BUBI is Ms. Nana Chan, and actions of BUBI require the approval of both directors. BUBI beneficially owns an aggregate of 6,040,000 Class A Ordinary Shares of the Issuer. Because actions of BUBI require the joint approval of both directors, Mr. Poon may be deemed to share voting and dispositive power with respect to all securities held by BUBI.
  
  (2) The foregoing ownership percentage is based on 11,675,000 Class A Ordinary Shares as of the date of this Schedule 13D, as represented by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, with no par value
Name of issuer: BUUU Group Ltd
Address of issuer's principal executive offices: Flat B, 16/F, Ford Glory Plaza, 37 Wing Hong Street, Cheung Sha Wan, Hong Kong (K3), 000000

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by the following persons (each, a "Reporting Person" and collectively, the "Reporting Persons"):

(1) BUBI Services Limited, an investment holding company incorporated in the British Virgin Islands;
(2) Ms. Nana Chan, Director and Chairperson of the Board of the Issuer; and
(3) Mr. Wai Kwong Poon, Chief Executive Officer and Director of the Issuer.
Residence or business address: The principal executive office of the Issuer is located at Flat B, 16/F, Ford Glory Plaza. 37 Wing Hong Street, Cheung Sha Wan, Hong Kong. The registered address of BUBI is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
Present principal occupation or employment:
BUBI is an investment holding company primarily engaged in acquiring, holding, and managing equity interests in subsidiaries and other investments. It does not engage in direct business operations.

Ms. Chan is the director and Chairperson of the Board of the Issuer and Mr. Poon is the Chief Executive Officer and Director of the Issuer.
Criminal convictions in the last five years: During the past five years, neither (1) BUBI nor any of its officers or directors, nor (2) Ms. Chan or Mr. Poon, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, neither (1) BUBI nor any of its officers or directors, nor (2) Ms. Chan or Mr. Poon, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Both Ms. Chan and Mr. Poon are [Hong Kong] citizens . BUBI is a company incorporated under the laws of the British Virgin Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
BUBI used Working Capital, Ms. Chan and Mr. Poon used Person Fund.
The securities beneficially owned by the Reporting Persons were acquired by BUBI in connection with preparation for the Issuer's initial public offering. The Issuer was incorporated under the laws of the BVI on April 16, 2024. at which time one (1) ordinary share was issued to and beneficially owned by BUBI. On October 17, 2024, the Issuer approved an increase in its authorized share capital and the re-designation of authorized ordinary shares into Class A Ordinary Shares and Class B Ordinary Shares, and the single issued ordinary share held by BUBI was re-designated into one Class A Ordinary Share. On October 22, 2024, the Issuer allotted and issued 6,039,999 additional Class A Ordinary Shares to BUBI for a total consideration of US$1. On November 7, 2024, BUUU entered into a series of sale and purchase agreements with several investors pursuant to which the Issuer issued certain Class A Ordinary Shares to such investors. On November 18, 2024, the Issuer completed two share swap transactions pursuant to which it acquired equity interests in BU Creation Limited and BU Workshop Limited from Ms. Chan, Mr. Poon, and Perfect Wood Limited. As consideration for such acquisitions, the Issuer allotted and issued an aggregate of 5,000,000 Class B Ordinary Shares to BUBI upon the direction of the transferors. No additional funds, borrowings, or other forms of financing were used by Ms. Chan or Mr. Poon to acquire the securities reported herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities of the Issuer as part of a corporate reorganization undertaken in preparation for the Issuer's initial public offering, as described in Item 3. The securities are held for investment purposes and to maintain the Reporting Persons' indirect equity interests in the Issuer.

The Reporting Persons intend to continue actively participating in the Issuer's management and strategic direction. Except as set forth herein, the Reporting Persons do not have any present plans or proposals that would result in any of the actions described in paragraphs (a) through (j) of Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Incorporated by reference to Items 11 and 13 of the Cover Page.
Number of shares as to which each person has sole or shared power to vote or dispose: Incorporated by reference to Items 7-10 of the Cover Page.
Transactions in the class effected during the past sixty days: The Reporting Persons have not engaged in any transactions in the class of securities reported on that were effected during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Persons have no contracts, arrangements, understandings, or relationships with respect to the Issuer's securities requiring disclosure under this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Except as set forth herein, there are no material agreements, contracts, arrangements, or understandings that require filing as exhibits under this Item 7.

## Signatures
- BUBI Services Ltd: /s/ Nana CHAN, Nana CHAN/Director at BUBI Services Limited (12/22/2025)
- Nana CHAN: /s/ Nana CHAN, Nana CHAN /Director and Chairperson of the Board (12/22/2025)
- Wai Kwong POON: /s/ Wai Kwong POON, Wai Kwong POON / Director and Chief Executive Officer (12/22/2025)